Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-56878
Relating to Preliminary Prospectus Supplement dated March 29, 2006
Certain information provided during Chartered’s webcast conference call
Chartered Semiconductor Manufacturing Ltd’s (Nasdaq: CHRT and SGX-ST: CHARTERED) management provided certain information to analysts during a webcast conference call hosted by Chartered on March 29, 2006 after the launch of Chartered’s public offering of senior notes due 2013 (the “Senior Notes”). Information provided by George Thomas, senior vice president & CFO of Chartered was included and so attributed in a press article released by Bloomberg on March 29, 2006, the full text of which has been reproduced below.
Bloomberg article titled “Chartered to Sell $300 Mln of Bonds to Lower Costs” by Andrea Tan
“March 29 (Bloomberg) — Chartered Semiconductor Manufacturing Ltd., the world’s third-largest made-to-order chipmaker, said it will sell $300 million of bonds due in 2013 to prepay bank loans and lower interest costs.
The Singapore-based company expects to save $2 million annually from 2007, Chief Financial Officer George Thomas said in a conference call today.
“Chartered strives to be proactive in managing its finances,” Thomas said. “We will be able to refinance the bank loans at better terms, thereby lowering the average cost of our debt.”
Shares of Chartered fell 0.7 percent to S$1.44 as of 9:13 a.m. in Singapore.
Moody’s Investors Service assigned the bonds a Baa3 rating, the lowest investment grade, with a stable outlook.
Standard & Poor’s Ratings Services rated the bonds BBB-, also the lowest investment grade. The rating company reaffirmed Singapore-based Chartered’s bond rating outlook at stable.
“The rating on Chartered reflects the strong support from parent Temasek Holdings (Pte.) Ltd., strategy technological alliances and expectations of robust foundry sales growth in the medium term,” Standard & Poor’s analysts Royston Quek and Nancy Koh wrote in a note today.
Temasek, Singapore’s state-owned investment company, owns about 60 percent of Chartered, which makes chips for Microsoft Corp.’s Xbox 360 game console and Infineon Technologies AG.”

Balancing statements
The media quotes above from the CFO should be balanced against the fuller context of management’s presentation during the webcast conference call and the more complete information provided in Chartered’s preliminary prospectus supplement dated March 29, 2006 and filed with the SEC. In particular, investors should note that the CFO’s statement relating to the expected annual interest savings as a result of the proposed sale of Senior Notes to prepay bank loans is a forward-looking statement and is subject to the forward-looking statements safe harbor included in Chartered’s SEC filings. Among the factors that could cause the actual interest savings to differ materially are market conditions, including the pricing of the proposed Senior Notes and fluctuations in interest rates.
Chartered has filed a registration statement (including a prospectus) with the SEC for the offering of Senior Notes. Before you invest, you should read the prospectus in that registration statement and other documents that Chartered has filed with the SEC for more complete information about Chartered and the Senior Notes offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Chartered, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling +1-866-471-2526.